17009034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 01 2017
Washington DC
406

SEC FILE NUMBER
8-53101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madeira Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Wayzata Boulevard
(No. and Street)

Minneapolis (City) MN (State) 55405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof 612381-8879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd, Suite 1001 (Address) Baton Rouge (City) LA (State) 70809 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madeira Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SANDRA S. DEMARS
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	27,255
Property and equipment, net		5,822
Total Assets	$	33,077
LIABILITIES		
Accounts payable	$	5,108
MEMBER'S EQUITY		27,969
Total Liabilities and Member's Equity	$	33,077

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF INCOME
EIGHT MONTHS ENDED DECEMBER 31, 2016

REVENUES		
Merger and acquisition fees	$	684,080
EXPENSES		
Operating expenses		241,885
NET INCOME	$	442,195

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN MEMBER'S EQUITY
EIGHT MONTHS ENDED DECEMBER 31, 2016

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, May 1, 2016	$ 687,108	$ (601,334)	$ 85,774
Distributions to the parent company	-	(500,000)	(500,000)
Net income	-	442,195	442,195
Balance, December 31, 2016	$ 687,108	$ (659,139)	$ 27,969

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
EIGHT MONTHS ENDED DECEMBER 31, 2016

Subordinated borrowings at May 1, 2016	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2016	$ -

The accompanying notes are an integral part of this financial statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CASH FLOWS
EIGHT MONTHS ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 442,195
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	63,800
Decrease in accounts payable	(52,389)
Net cash provided by operating activities	453,606
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid to the parent company	(500,000)
Net cash used in financing activities	(500,000)
NET DECREASE IN CASH	(46,394)
Cash, beginning of year	73,649
Cash, end of year	$ 27,255

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS LLC
MINNEAPOLIS, MINNESOTA

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Madeira Partners, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the Midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Merger and acquisition fees are recognized primarily as transactions are completed.

Property and Equipment

Property and equipment is recorded at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. See note 3.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash

For purposes of the statement of cash flows, cash included all amounts on hand and amounts on deposit at financial institutions.

NOTES TO FINANCIAL STATEMENTS

2. Property and Equipment, net

Classification of property and equipment, net is summarized as follows:

Leasehold improvements	$	79,568
Less: accumulated depreciation		(73,746)
	$	5,822

3. Related Party Transactions and Balance

The Company shares office facilities with a related entity and various charges were incurred for rent and other administrative expenses under an administration agreement, which amounted to $40,000 for the eight month period ended December 31, 2016. This agreement terminates on March 31, 2017, which accelerated the write down of the leasehold improvements due to the change in useful life. The Company is responsible for its own direct expenses.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2016, the net capital ratio was .23 and net capital was $22,147 which exceeded the minimum capital requirement by $17,147.

The Company operates under the exemptive provisions of paragraph (k)(2) (i) of Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

5. Concentration

The Company earned approximately 89% of its merger and acquisition fees from two clients.

6. Credit Risk

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

7. Reorganization transaction

Effective May 1, 2016 the parent company redeemed 100% of the class A units of its majority member. Madeira Partners, LLC remains a wholly owned subsidiary of its parent.

8. **Subsequent Events**

Management has evaluated subsequent events through February 22, 2017, the date that the financial statements were available to be issued and determined that no events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these statements.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2016

	As filed on January 24, 2017	Adjustments	As Amended
NET CAPITAL			
Member's equity	$ 89,117	$ (61,148)	$ 27,969
LESS: NON-ALLOWABLE ASSETS			
Propety and equipment, net	$ 66,970	$ (61,148)	$ 5,822
NET CAPITAL	$ 22,147	$ -	$ 22,147
COMPUTATION OF NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 5,000	$ -	$ 5,000
EXCESS NET CAPITAL	$ 17,147	$ -	$ 17,147
AGGREGATE INDEBTEDNESS	$ 5,108	$ -	$ 5,108
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.23 to 1		.23 to 1

Note: The 4Q FOCUS Report filed on January 24, 2017 differs from the presentation above due to an increase in depreciation expense which resulted in a decrease in member's equity of $61,148.
The Company filed an amended 4Q FOCUS on February 22, 2017.

See report of independent registered public accounting firm

MADEIRA PARTNERS, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2016

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm

MADEIRA PARTNERS, LLC
SCHEDULE III
Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
As of December 31, 2016

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Partners, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madeira Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Madeira Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Madeira Partners, LLC stated that Madeira Partners, LLC met the identified exemption provisions throughout the most recent fiscal period without exception. Madeira Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madeira Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 22, 2017

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Madeira Partners, LLC Exemption Report

Madeira Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal period without exception.

I, Justin Besikof, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Justin Besikof

Title: President

Date: 2/22/17

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
406

MADEIRA PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 – 2
FACING	3
OATH OR AFFIRMATION	4
FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Member's Equity	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Statement of Cash Flows	9
Notes to Financial Statements	10 – 12
SUPPLEMENTARY INFORMATION	
Schedule I: Computation of Net Capital Under SEC Rule 15c3-1	13
Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3	14
Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	15
REVIEW	
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16
Exemption Report	17

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Partners, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Madeira Partners, LLC (the Company) as of December 31, 2016, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the eight months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madeira Partners, LLC, as of December 31, 2016, and the results of its operations and its cash flows for the eight months then ended in accordance with accounting principles generally accepted in the United States of America.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 22, 2017